

Mail Stop 3720

August 24, 2009

Mr. Edward J. Fitzpatrick
Acting Chief Financial Officer
Motorola, Inc.
1303 E. Algonquin Road
Schaumburg, Illinois 60196

> **Re:** **Motorola, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-07221**

Dear Mr. Fitzpatrick:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director